UNITED STATES     SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549     333-28249
                                     CUSIP NUMBER
                                  FORM 12b -25

                           NOTIFICATION OF LATE FILING

Check  One:

     [  ] Form 10-KSB     [  ] Form 20-F     [  ] Form 11-K      [x] Form 10-QSB
[  ]  Form  N-SAR

     For  Period  Ended:  September  30,  2004

     [  ]     Transition  Report  on  Form  10-KSB
     [  ]     Transition  Report  on  Form  20-F
     [  ]     Transition  Report  on  Form  11-K
     [  ]     Transition  Report  on  Form  10-QSB
     [  ]     Transition  Report  on  Form  N-SAR
     For  the  Transition  Period  Ended:  __________________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART  I  --  REGISTRANT  INFORMATION
------------------------------------

     PRIME  AIR,  INC.
     -----------------
     Full  Name  of  Registrant

     -----------------
     Former  Name  if  Applicable

     Suite  601  -  938  Howe  Street
     --------------------------------
     Address  of  Principal  Executive  Office  (Street  and  Number)

     Vancouver,  British  Columbia,  Canada  V6Z  1N9
     ------------------------------------------------
     City,  State  and  Zip  Code


PART  II  --  RULES  12b  -  25(b)  and  (c)
--------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [  ] (c)  The  accountant's  statement  or  other  exhibit required by Rule
          12b-25(c) has  been  attached  if  applicable.


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PART  III  -  NARRATIVE
-----------------------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, transition report or a portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to its limited resources to engage a personnel, Prime Air, Inc. needs more time to complete its Form 10-QSB for the nine-month ended September 30, 2004.

PART  IV  -  OTHER  INFORMATION
-------------------------------

(1) Name and telephone number of person to contact in regard to this notification.

     Jan  Gossing     (206)  423-2281
     ------------     ---------------
     (Name)           (Area  Code  and  Telephone  Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [x]  Yes               [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [x]  Yes               [  ]  No

For the nine months ended September 30, 2004, the Company incurred a loss of approximately $(185,700) as compared to a gain of approximately $(59,800) for the nine months ended September 30, 2003. The Company incurred a gain during the nine months ended September 30, 2003 due to the settlement of a trade payable at less than the accrued amount.

                                PRIME AIR, INC.
                                -----------------
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     November  15,  2004           By:  /s/  Jan  Gossing
                                             -----------------
                                             Jan  Gossing,  Principal  Financial
                                             Officer


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